UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IKANG HEALTHCARE GROUP, INC.
(Name of Issuer)

Class A Common Shares, par value US$0.01 per share
(Title of Class of Securities)

45174L108
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	45174L108

1	Names of Reporting Persons
Fidelidade - Companhia de Seguros, S.A.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Portugal
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
852,013(1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
852,013(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
852,013(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
2.5% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Number of shares is number of Class A Common Shares, par value US$0.01 per share (“Class A Common Shares”) of iKang Healthcare Group, Inc. (the “Issuer”). Fidelidade - Companhia de Seguros, S.A. beneficially owns 1,704,027 American Depositary Shares (“ADSs”) of the Issuer. Each ADS represents ½ of one Class A Common Share of the Issuer.
(2)	This percentage is calculated based on 33,444,877 Class A Common Shares of the Issuer outstanding as of June 30, 2017 according to the 13D/A filed by Mr. Lee Ligang Zhang with the Securities and Exchange Commission on December 1, 2017.

SCHEDULE 13G

CUSIP No.	45174L108

1	Names of Reporting Persons
Fosun Industrial Co., Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
271,956(1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
271,956(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
271,956(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.8% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Number of shares is number of Class A Common Shares of the Issuer. Fosun Industrial Co., Limited beneficially owns 543,912 ADSs of the Issuer. Each ADS represents ½ of one Class A Common Share of the Issuer.
(2)	This percentage is calculated based on 33,444,877 Class A Common Shares of the Issuer outstanding as of June 30, 2017 according to the 13D/A filed by Mr. Lee Ligang Zhang with the Securities and Exchange Commission on December 1, 2017.

SCHEDULE 13G

CUSIP No.	45174L108

1	Names of Reporting Persons
Star Insurance Company
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
150,000(1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
150,000(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
150,000(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.4% (2)
12	Type of Reporting Person (See Instructions)
IC

(1)	Number of shares is number of Class A Common Shares of the Issuer. Star Insurance Company beneficially owns 300,000 ADSs of the Issuer. Each ADS represents ½ of one Class A Common Share of the Issuer.
(2)	This percentage is calculated based on 33,444,877 Class A Common Shares of the Issuer outstanding as of June 30, 2017 according to the 13D/A filed by Mr. Lee Ligang Zhang with the Securities and Exchange Commission on December 1, 2017.

SCHEDULE 13G

CUSIP No.	45174L108

1	Names of Reporting Persons
Fosun International Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,305,217(1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,305,217(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,305,217(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
6.9% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Number of shares is number of Class A Common Shares of the Issuer. Fosun International Limited beneficially owns 4,610,434 ADSs of the Issuer. Each ADS represents ½ of one Class A Common Share of the Issuer.

(2)	This percentage is calculated based on 33,444,877 Class A Common Shares of the Issuer outstanding as of June 30, 2017 according to the 13D/A filed by Mr. Lee Ligang Zhang with the Securities and Exchange Commission on December 1, 2017.

Item 1.

(a)	Name of Issuer:

iKang Healthcare Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

B-6F Shimao Tower, 92A Jianguo Road

Chaoyang District

Beijing 100022

The People’s Republic of China

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by Fidelidade—Companhia de Seguros, S.A. (“Fidelidade”), a company organized under the laws of Portugal, Fosun Industrial Co., Limited (“Fosun Industrial”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”), Star Insurance Company (“Star Insurance”), a company organized under the laws of Michigan, United States and Fosun International Limited (“Fosun International”, together with Fidelidade, Fosun Industrial and Star Insurance, the “Reporting Persons”), a company organized under the laws of Hong Kong.

Each of Fidelidade, Fosun Industrial and Star Insurance is a subsidiary of Fosun International.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for Fidelidade is Largo do Calhariz, 30, Lisbon, Portugal. The address of the principal business office for Star Insurance is 26255 American Drive, Southfield, MI 48034, United States. The address of the principal business office for Fosun Industrial is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong. The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(c)	Citizenship:

See Item 2(a)

(d)	Title and Class of Securities:

Class A Common Shares, par value US$0.01 per share of the Issuer

(e)	CUSIP No.:

45174L108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Class A Common Shares that are beneficially owned by each Reporting Person as of December 31, 2017.

(b)	See Item 11 of the cover pages to this Schedule 13G for the percentage of Class A Common Shares that are beneficially owned by each Reporting Person as of December 31, 2017.

(c)	See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Class A Common Shares that are beneficially owned by each Reporting Person as of December 31, 2017 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

FIDELIDADE - COMPANHIA DE SEGUROS, S.A.

By:	/s/ William MAK
William MAK
Chief Financial Officer

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ CHEN Qiyu
CHEN Qiyu
Director

STAR INSURANCE COMPANY

By:	/s/ Patrick S. STEWART
Patrick S. STEWART
Treasurer

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
SZE Mei Ming
Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated September 29, 2017 by and among Fidelidade—Companhia de Seguros, S.A, Fosun Industrial Co., Limited, Star Insurance Company and Fosun International Limited (incorporated by reference to Exhibit 99.1 to that certain Schedule 13G filed on September 29, 2017 by the Reporting Persons with the Securities and Exchange Commission).